JD.com, Inc.

20th Floor, Building A, No. 18 Kechuang 11 Street

Yizhuang Economic and Technological Development Zone

Daxing District, Beijing 101111

People’s Republic of China

December 2, 2022

VIA EDGAR

Ms. Mara Ransom

Ms. Kate Beukenkamp

Ms. Tatanisha Meadows

Ms. Linda Cvrkel

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	JD.com, Inc. (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2021

Filed April 28, 2022

Correspondence filed November 9, 2022

File No. 001-36450

Dear Ms. Ransom, Ms. Beukenkamp, Ms. Meadows and Ms. Cvrkel,

This letter sets forth the Company’s responses to the comments contained in the letter dated November 17, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the Commission on April 28, 2022 (the “2021 Form 20-F”) and the Company’s responses to the Staff’s comments regarding the 2021 Form 20-F filed on November 9, 2022. The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2021 Form 20-F.

Correspondence filed November 9, 2022

Introduction, page 2

1.

We note your response to our prior comment 1. Please further revise your disclosure to clarify whether regulatory actions related to data security or anti-monopoly concerns in Hong Kong may impact your ability to conduct your business, accept foreign investment in the future or continue to list on a U.S. and/or foreign exchange. We note your proposed revisions are limited to stating that “[a]s of the date of the annual report” these regulatory actions do not have a material impact on your company.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

December 2, 2022

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. The bold text is added on top of the proposed disclosure in the Company’s prior response.

Risks and Uncertainties Relating to Doing Business in China

We face various risks and uncertainties related to doing business in China. Our business operations are primarily conducted in ~~China~~ Chinese mainland, and we are subject to complex and evolving ~~PRC~~ laws and regulations in Chinese mainland. For example, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, as well as the lack of inspection by the PCAOB, on our auditor, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States stock exchange. These risks could result in a material adverse change in our operations and the value of our ADSs and Class A ordinary shares, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. As of the date of this annual report, regulatory actions related to data security or anti-monopoly concerns in Hong Kong do not have a material impact on our ability to conduct business, accept foreign investment in the future, continue to list on a United States stock exchange or maintain our listing status on the Hong Kong Stock Exchange. However, new regulatory actions related to data security or anti-monopoly concerns in Hong Kong may be taken in the future, and such regulatory actions may have a material impact on our ability to conduct business, accept foreign investment, continue to list on a United States stock exchange or maintain our listing status on the Hong Kong Stock Exchange. For a detailed description of risks related to doing business in China, please refer to risks disclosed under “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China.”

Item 3. Key Information

Cash and Assets Through Our Organization, page 3

2.

We note your response to prior comment 2 and reissue in part. Please revise your summary risk factors and risk factors sections to disclose the status of restrictions or limitations in Hong Kong on cash transfers in, or out of, your Hong Kong entities. Specifically, we note that, while you state that currently there are not restrictions or limitations in place, if certain PRC restrictions or limitations would become applicable, your Hong Kong entities may not be able to fund operations or use funds for other use outside of Hong Kong.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

December 2, 2022

In addition to the proposed disclosure in the Company’s response to prior comment 2, the Company also respectfully proposes to revise the referenced disclosure as follows (page references are made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. The bold text is added on top of the proposed disclosure in the Company’s prior response.

Page 3 (Summary of Risk Factors Section):

Risks Related to Doing Business in China

. . .

•

The funds in our PRC subsidiaries or the consolidated variable interest entities in Chinese mainland may not be available to fund operations or for other use outside of Chinese mainland due to interventions in or the imposition of restrictions and limitations on the ability of our holding company, our subsidiaries, or the consolidated variable interest entities by the PRC government on cash transfers. Although currently there are not equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our Hong Kong entities, if certain restrictions or limitations in Chinese mainland were to become applicable to cash transfers in and out of Hong Kong entities in the future, the funds in our Hong Kong entities, likewise, may not be available to fund operations or for other use outside of Hong Kong. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” on page 56 and “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment” on page 64 for details.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

December 2, 2022

Page 8:

Cash and Asset Flows Through Our Organization

. . .

Under PRC laws and regulations, our PRC subsidiaries and the consolidated variable interest entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by State Administration of Foreign Exchange, or SAFE. The amounts restricted include the paid-in capital and the statutory reserve funds of our PRC subsidiaries and the net assets of ~~our~~ the consolidated variable interest entities in which we have no legal ownership, totaling ~~RMB24.2 billion,~~ RMB28.9 billion, ~~and~~ RMB46.4 billion ~~(US$7.3 billion)~~, and RMB         billion (US$         billion) as of December 31, ~~2019,~~ 2020, ~~and~~ 2021 and 2022, respectively. Furthermore, cash transfers from our PRC subsidiaries and the consolidated variable interest entities to entities outside of Chinese mainland are subject to PRC governmental control on currency conversion. As a result, the funds in our PRC subsidiaries or the consolidated variable interest entities in Chinese mainland may not be available to fund operations or for other use outside of Chinese mainland due to interventions in, or the imposition of restrictions and limitations on, the ability of our holding company, our subsidiaries, or the consolidated variable interest entities by the PRC government on such currency conversion. As of the date of this annual report, there are not equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our Hong Kong entities. However, if certain restrictions or limitations were to become applicable to cash transfers in and out of Hong Kong entities in the future, the funds in our Hong Kong entities may not be available to fund operations or for other use outside of Hong Kong. For risks relating to the fund flows of our operations in China, see “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business~~.~~” and “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

Page 56 (Risk Factors Section):

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries like Jingdong Century for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If these subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require Jingdong Century or any other relevant PRC subsidiary to adjust its taxable income under the contractual arrangements it currently has in place with our variable interest entities in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us. See “—Contractual arrangements in relation to our variable interest entities may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC variable interest entities owe additional taxes, which could negatively affect our financial condition and the value of your investment.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

December 2, 2022

Under PRC laws and regulations, our wholly foreign-owned subsidiaries in China may pay dividends only out of their respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a PRC enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital.

Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. The funds in our PRC subsidiaries or the consolidated variable interest entities in Chinese mainland may not be available to fund operations or for other use outside of Chinese mainland due to interventions in, or the imposition of restrictions and limitations on, the ability of our holding company, our subsidiaries, or the consolidated variable interest entities by the PRC government on cash transfers. Although currently there are not equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our Hong Kong entities, if certain restrictions or limitations in Chinese mainland were to become applicable to cash transfers in and out of Hong Kong entities in the future, the funds in our Hong Kong entities, likewise, may not be available to fund operations or for other use outside of Hong Kong. See also “—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Page 64 (Risk Factors Section):

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current corporate structure, our company in the Cayman Islands may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our wholly foreign-owned subsidiaries in China are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. But approval from or registration with appropriate government authorities or delegated banks is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. Although currently there are not equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our Hong Kong entities (including currency conversion), if certain restrictions or limitations in Chinese mainland were to become applicable to cash transfers in and out of Hong Kong entities (including currency conversion) in the future, the funds in our Hong Kong entities, likewise, may not be available to meet our currency demand. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

December 2, 2022

Risk Factors

Our business is subject to complex and evolving Chinese and international laws and regulations..., page 18

3.

We note your response to prior comment 3 and reissue in part. Please revise your relevant risk factor to briefly disclose the specific relevant laws and/or regulations governing oversight of data security in Hong Kong and how they apply to your business operations. In this regard, we note that this risk factor specifically refers to the GDPR in the context Europe and its applicability to the handling of personal data and individual privacy rights in relation to stored data.

The Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with additions shown as underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Page 32:

Our business is subject to complex and evolving Chinese and international laws and regulations regarding data privacy and cybersecurity. Failure to protect confidential information of our customers and network against security breaches could damage our reputation and brand and substantially harm our business and results of operations.

. . .

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

December 2, 2022

In addition, we may need to comply with increasingly complex and rigorous regulatory standards enacted to protect business and personal data in the U.S., Europe, Hong Kong and elsewhere. For example, the European Union adopted the General Data Protection Regulation, or the GDPR, which became effective on May 25, 2018. The GDPR imposes additional obligations on companies regarding the handling of personal data and provides certain individual privacy rights to persons whose data is stored. Compliance with existing, proposed and recently enacted laws (including implementation of the privacy and process enhancements called for under GDPR) and regulations can be costly; any failure to comply with these regulatory standards could subject us to legal and reputational risks. In addition, to the extent we have accessed personal data in Hong Kong in our operations, such as retail business, we have been in compliance with relevant laws and regulations in Hong Kong regarding data security, such as the Personal Data (Privacy) Ordinance and the Unsolicited Electronic Messages Ordinance which impose protocols and obligations regarding the handling of personal data including that, among other things, (i) personal data shall be collected for a lawful purpose, necessary and not excessive, (ii) personal data shall be collected by means that are lawful and fair in the circumstances of the case, and (iii) the person from whom personal data is collected is informed of the purpose of collecting the data. We believe that the laws and regulations in Hong Kong regarding data security do not have a material impact on our business as of the date of this annual report. However, to the extent that certain laws and regulations in Hong Kong were to result in additional oversight over data security that impacts our business in Hong Kong, we may be required to incur additional cost to ensure our compliance to such laws and regulations, and any violation could result in a material adverse impact on our business, reputation and results of operations.

*    *     *

If you have any additional questions or comments regarding the 2021 Form 20-F, please contact the undersigned at +86 10 8911-8888 or the Company’s U.S. counsel, Shu Du of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740 4858 or shu.du@skadden.com.

Very truly yours,

/s/ Sandy Ran Xu
Sandy Ran Xu
Chief Financial Officer

cc:	Lei Xu, Chief Executive Officer, JD.com, Inc.

Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Wei Zhang, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP